No Act P.E. 2/16/16



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


15008587

DIVISION OF
CORPORATION FINANCE

February 16, 2016

Act: 1934
Section: 14a-8 (ODS)
Rule:
Public Availability: 2-16-16

Paul J. Nozick
Alston & Bird LLP
paul.nozick@alston.com

Re: Mohawk Industries, Inc.

Dear Mr. Nozick:

This is in regard to your letter dated February 16, 2016 concerning the shareholder proposal submitted by the Heartland Initiative, Inc. for inclusion in Mohawk's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Mohawk therefore withdraws its January 11, 2016 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jacqueline Kaufman
Attorney-Adviser

cc: Sam Jones
sam@heartland-initiative.org

ALSTON&BIRD LLP

One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309-3424
404-881-7000
Fax: 404-881-7777
www.alston.com

February 16, 2016

VIA EMAIL

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Mohawk Industries, Inc. – Withdrawal of No-Action Request Submitted on January 11, 2016

Dear Ladies and Gentlemen:

This letter is submitted on behalf of our client, Mohawk Industries, Inc. (the "**Company**") to notify the Securities and Exchange Commission (the "**Commission**"), that the Company wishes to withdraw the no-action request that was submitted to the Commission on January 11, 2016. Pursuant to *Staff Legal Bulletin No. 14* (July 13, 2001), attached hereto as Exhibit A is email correspondence from Heartland Initiative, Inc. (the "**Proponent**") that states that the Proponent has withdrawn its shareholder proposal that was submitted to the Company on December 8, 2015.

Pursuant to Rule 14a-8(j) and *Staff Legal Bulletin No. 14D* (Nov. 7, 2008), we have submitted this letter and its attachments to the Commission via email at shareholderproposals@sec.gov. A copy of this submission is being sent simultaneously to the Proponent as notification of the Company's desire to withdraw its no-action request.

We would be happy to provide any additional information and answer any questions regarding this matter. Please do not hesitate to contact me at (404) 881-7451, or R. David Patton, the Company's general counsel, at (706) 624-2660, if we can be of any further assistance in this matter.

Sincerely,

ALSTON & BIRD LLP



Paul J. Nozick

Enclosures
cc: Heartland Initiative, Inc.
R. David Patton, Mohawk Industries, Inc.

EXHIBIT A

From: Sam Jones <sam@heartland-initiative.org>
Sent: Monday, February 15, 2016 7:54 PM
To: Nozick, Paul
Cc: Healy, Kyle
Subject: Re: Shareholder Proposal Withdrawal - Heartland Initiative

Dear Mr. Nozick,

I am writing to confirm, as noted in your email below, that Heartland Initiative has formally withdrawn its shareholder proposal to Mohawk Industries submitted on December 8, 2015.

This withdrawal, on Heartland letterhead, will be sent to your attention by close of business tomorrow.

All my best,

Sam Jones

President & Co-founder

Heartland Initiative, Inc.

174 Carroll Street SE

Atlanta, GA 30312

Phone: 404-323-7809

Email: sam@heartland-initiative.org

On Feb 15, 2016, at 12:36 PM, Nozick, Paul <Paul.Nozick@alston.com> wrote:

Mr. Jones-
Thank you for your email. As we have discussed, Mohawk Industries will withdraw the no-action letter promptly upon your confirmation that Heartland Initiative has formally withdrawn its shareholder proposal that was submitted to the Company on December 8, 2015.
Please confirm such to this email.
We will send you a copy of our withdrawal letter to the Securities and Exchange Commission upon filing.
Regards,

Paul J. Nozick
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
404-881-7451 Phone
404-253-8253 Fax

ALSTON&BIRD LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309-3424

404-881-7000
Fax: 404-253-8253
www.alston.com

Paul J. Nozick Direct Dial: 404-881-7451 Email: paul.nozick@alston.com

January 11, 2016

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Mohawk Industries, Inc.*
Shareholder Proposal of Heartland Initiative, Inc.
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

On behalf of our client, Mohawk Industries, Inc. ("**Mohawk**", or the "**Company**"), we write to inform you of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2016 Annual Meeting of Shareholders (collectively, the "**2016 Proxy Materials**") a shareholder proposal and statement in support thereof (the "**Proposal**") received from Heartland Initiative, Inc. (the "**Proponent**"), the owner of 28 shares of Mohawk's common stock.

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "**Staff**") concur in our view that the Company may, for the reasons set forth below, properly exclude the Proposal from the 2016 Proxy Materials. The Company has advised us as to the factual matters set forth below.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008) ("**SLB 14D**"), we have submitted this letter and the related correspondence from the Proponent to the Commission via email to *shareholderproposals@sec.gov*. Also, in accordance with Rule 14a-8(j), a copy of this letter and the accompanying exhibit is being mailed on this date to the Proponent informing it of the Company's intention to exclude the Proposal from the 2016 Proxy Materials. In addition, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the SEC or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

The Company plans to file its definitive proxy statement with the Securities and Exchange Commission (the "**SEC**") on or about April 1, 2016. In accordance with Rule 14a-8(j), we are submitting this letter not less than 80 days before the Company intends to file its definitive proxy statement.

Summary of Proposal and Grounds for Omission

The Proposal, a copy of which is attached hereto as Exhibit A, consists of an eight-part preamble asserting certain facts regarding the geopolitical landscape of Israel and the adjoining regions, summarizing certain government economic policies adopted by the State of Israel with respect to areas designated as National Priority Zones, commonly known as settlements (the "**Israeli Settlements**"), and stating in general terms that certain economic benefits are afforded to certain business and individuals located in or doing business with the Israeli Settlements. The preamble then asserts as fact that any goods or services or profits received by Mohawk from the Israeli Settlements are "morally tainted, and the mere suspicion of Mohawk Industries' connection to such Settlements places its reputation and its commitments to employees and shareholders at risk."

Given the risk asserted by the Proponent, the Proposal requests that the Board of Directors (the "**Board**") of Mohawk:

> form an ad hoc committee to reassess business policies and criteria, above and beyond legal compliance, for determining whether and when the company will initiate, conduct or terminate business involvements with Israel's Settlements, including supply chain, sales and distribution, and other business relationships (direct, partnerships, and licenses) and to monitor and report to shareholders on progress on meeting these policies at least annually, at reasonable expense and excluding proprietary information.

A final sentence, described as a supporting statement but lacking any additional explanatory information that would help put the rest of the Proposal in context, simply provides criteria for the requested assessment, stating that Mohawk should assess how business relations with "Israel's Settlements" place at risk "its reputation and its commitments to employees, customers, and shareholders, and how those constituencies will benefit from Mohawk Industries' establishment of appropriate policies to identify and remedy such risks."

Four important observations can be made regarding the substance of the Proposal, each of which substantiates the proper exclusion of the Proposal from the 2016 Proxy Materials:

1. ***Relevance.*** Mohawk's operations in Israel and the Israeli Settlements are *de minimis* and not related to the concerns raised by the Proponent. The substance of the

Proposal lacks relevance with respect to Mohawk, given that Mohawk derives less than 0.3% of its gross sales from Israel in the aggregate, only a fraction of which is actually derived from the Israeli Settlements. In addition, net earnings on total sales in Israel represented less than 0.1% of the Company's total net earnings. Further, Mohawk has no assets, employs no personnel, and has no subsidiaries or joint ventures located in Israel or the Israeli Settlements. Finally, based on our review of www.whoprofits.org, the website for a research center dedicated to exposing the commercial involvement of Israel and international companies in the region, only 2 of the Company's over 25,000 customers are actually located in the Israeli Settlements. The Staff has previously concurred with a company's no-action request with respect to a very similar proposal where the company had significantly more activity than Mohawk has in the region.[1]

2. ***Ordinary Business Operations.*** The Proposal calls for a report to the shareholders rather than any specific action, but as the Staff has determined in prior no-action letters, the framing of a proposal as a request for a report rather than for specific action does not alter the analysis of the proposal for purposes of Rule 14a-8(i), as it is the substance of the report or requested action that determines the eligibility of the proposal for inclusion in a Company's proxy materials. The substance of the Proposal clearly relates to Mohawk's ordinary business practices in Israel and the Israeli Settlements. Assessments of ordinary business practices have been deemed properly excludable under Rule 14a-8(i)(7) in numerous no-action letters. The policy issue raised by the substance of the Proposal is the Israeli-Palestinian conflict. Again, numerous no-action letters have recognized that the Israeli-Palestinian conflict is not an issue of significant social policy as it pertains to a company's business in the region, absent some specific involvement of such company.[2]

3. ***False and Misleading.*** The Proposal makes assertions of fact regarding a highly complicated geopolitical situation, regarding which there could be many different points of view, including among the Company's shareholders. As the Proposal takes for granted these asserted facts as a foundation for the substance of its request, such a Proposal could not be presented before the shareholders of a large global corporation without the inclusion of additional information that would allow the shareholders to reach their own fair and balanced view of the facts asserted, in order to vote knowledgably on the merits of the Proposal. The Proposal itself makes no attempt to do this, and neither

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[1] See *Motorola, Inc.* SEC No-Action Letter (pub. avail. Feb. 21, 1995).

[2] See, for instance, *American Telephone and Telegraph Company*, SEC No-Action Letter (pub. avail. Jan. 30, 1992), in which the Staff stated that "the policy issue raised by the proposal, Israel's treatment of Palestinians, is not significant, and in fact is not related, to the Company's business," *see also Hewlett-Packard Co.* SEC No-Action Letter (pub. avail. Jan. 7, 2003), and *Motorola, Inc.* SEC No-Action Letter (pub. avail. Feb. 21, 1995). However, see *General Electric Company*, SEC No-Action Letter (pub. avail. Feb. 10, 2015), for an example, unlike the present circumstances, of a company with more specific involvement in the policy issue (receipt of tax subsidies for the construction of a factory that may directly give rise to issues of employment discrimination between Israelis and Palestinians).

the Board nor the Company's management is well positioned to achieve the concise presentation of a matter that eludes clarity for even the most trained international diplomats.

4. ***Substantial Implementation.*** The Proposal calls on a committee to "*reassess* business policies and criteria, *above and beyond legal compliance*" (emphasis added), acknowledging that the Company already has in place business policies and criteria responsive to the substance of the Proposal that are at least as robust as required to comply with any legal requirements. As we describe below, the Proposal already recognizes that Mohawk has in place policies to assist the Board and management in making decisions with respect to the risk associated with supply chain, sales and distribution and other business relationships.

Given the substance of the Proposal, Mohawk respectfully requests that the Staff concur with its view that the Proposal may be properly omitted from the 2016 Proxy Materials pursuant to one or more of the following provisions:

- **Rule 14a-8(i)(5)**, because the Proposal relates to operations of the Company which account for less than five percent of the Company's total assets as of December 31, 2014, and less than five percent of the Company's net earnings and gross sales for the year ended December 31, 2014, the Proposal is not otherwise significantly related to the Company's business from an economic standpoint, and the Proposal does not raise a significant policy issue related to the Company's business;

- **Rule 14a-8(i)(7)**, because the Proposal concerns a matter relating to the Company's ordinary business operations and does not raise an issue of significant social policy that transcends day-to-day business matters;

- **Rule 14a-8(i)(3)**, because the Proposal contains statements that are materially false or misleading in violation of Rule 14a-9; and/or

- **Rule 14a-8(i)(10)**, because the substance of the Proposal has already been substantially implemented by the Company.

Detailed Grounds for Omission

1. The Proposal may be omitted from the 2016 Proxy Materials under Rule 14a-8(i)(5) because the subject matter of the Proposal is not significantly related to the business of the Company.

The Company may exclude the Proposal pursuant to Rule 14a-8(i)(5) because it deals with matters relating to operations of the Company that accounted for less than five percent of total assets as of December 31, 2014, and less than five percent of net earnings and gross sales for the year ended December 31, 2014, and such matters are not otherwise significantly related to the business of the Company.

A. The Company's operations in Israel and the Israeli Settlements are not significantly related to the Company's business from an economic standpoint.

Rule 14a-8(i)(5) provides that a company may omit a shareholder proposal from its proxy materials "[i]f the proposal relates to operations which account for less than 5 percent of a company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business."

The Proposal relates to issues concerning Mohawk's business in Israel and the Israeli Settlements. Mohawk does not have any subsidiaries or joint ventures in Israel or the Israeli Settlements, nor does Mohawk have any employees or assets in Israel or the Israeli Settlements. To the extent Mohawk sells products to customers in the Israeli Settlements, these operations are an insignificant part of Mohawk's worldwide operations. As of December 31, 2014, Mohawk's business in Israel and the Israeli Settlements accounted for less than 0.3% of gross sales for the year ended December 31, 2014, while net earnings on total sales in Israel represented less than 0.1% of the Company's total net earnings. Additionally, as noted previously, the Company believes it only has 2 customers located in the Israeli Settlements.

During the past decade, the Company has transformed its business from an American carpet manufacturer into the world's largest flooring company with operations in Australia, Brazil, Canada, Europe, India, Malaysia, Mexico, Russia and the United States. The Company had annual gross sales in 2014 of $7.8 billion. Approximately 71% of annual gross sales was generated in North America. The operations of Mohawk in Israel and the Israeli Settlements, as can be concluded from the above, are infinitesimally small. In response to a previous no-action request from Motorola, Inc. seeking exclusion of a very similar proposal, the Staff concurred with Motorola, Inc. that the proposal was properly excludable because Motorola's business was so small as to not be significantly related to the company in an economic sense.[3] We would note that in that situation, Motorola, Inc. had two subsidiaries in Israel, a presence that Mohawk does not have. As is clear from the above, the relation of the Proposal to Mohawk's operations does not meet any of the economic tests provided by Rule 14a-8(i)(5).

B. No significant policy question is raised by the Proposal with regard to Mohawk's operations in Israel and the Israeli Settlements.

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[3] See *Motorola, Inc.*, SEC No-Action Letter (pub. avail. Feb. 21, 1995).

Additionally, the Proposal is not otherwise significantly related to Mohawk's business, nor does it raise a significant policy issue related to Mohawk's business. In light of Mohawk's *de minimis* contacts with Israel and the Israeli Settlements, the purpose of the Proposal appears to be politically based. The Staff has previously found that proposals regarding the conduct of business in Israel and other proposals regarding political issues are not otherwise significantly related to a company's business absent some specific involvement of a company, which is not the case in this instance. For example, in the no-action letter issued to American Telephone and Telegraph Co. ("**AT&T**")[4], the proposal requested that the company's board of directors "take the necessary steps to phase out all sales of AT&T products and services to the state of Israel and Israeli businesses." The Staff, in permitting the exclusion of the proposal from AT&T's proxy materials, noted that (i) AT&T's revenue attributed to sales of products and services to Israel and Israeli businesses was a fraction of 1% (as is the case with Mohawk), (ii) net income and assets attributable to such operations were substantially less than 1% (as is the case with Mohawk) and (iii) "the policy issue raised by the proposal, Israel's treatment of Palestinians, is not significant, and in fact, is not related, to the Company's business." The SEC then declined a request by the proponent to review the position taken by the Staff. Three years later, Motorola, Inc. received a shareholder proposal requesting that the company's board establish a policy to prohibit the sale of products or provision of services to any settlement, including persons residing in those settlements, located in the "Occupied Territories" where Israeli Settlements exist.[5] In again concurring with the exclusion of the proposal, the Staff explained that the company satisfied the economic tests and reiterated that "the policy issue raised by the proposal, Israeli settlements in the Occupied Territories, is not otherwise significantly related to the Company's business."

More recently, in 2003, Hewlett-Packard Company ("**HP**") received a similar shareholder proposal requesting that HP cease business in Israel. HP submitted a no-action request to the Staff arguing, as we do here, that HP's business was *de minimis* and that the policy issue raised by the proponent, the conduct of Israel with respect to the Palestinians, was not otherwise significantly related to HP's business. The Staff concurred with HP, noting that given HP's "representation that the amount of revenue, earnings, and assets attributable to Hewlett-Packard's operations in Israel is less than five percent and the proposal is not otherwise significantly related to Hewlett-Packard's business [...] we will not recommend enforcement action to the Commission [if] Hewlett-Packard omits the proposal from its proxy materials in reliance on rule 14a-8(i)(5)."[6] As was the case in the situations referenced above, the Proposal does not present a significant connection between Mohawk's *de minimis* business in Israel and

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[4] See *American Telephone and Telegraph Company*, SEC No-Action Letter (pub. avail. Jan. 30, 1992).

[5] See *Motorola, Inc.*, SEC No-Action Letter (pub. avail. Feb. 21, 1995)..

[6] See *Hewlett-Packard Company*, SEC No-Action Letter (pub. avail. Jan. 7, 2003).

Mohawk's business as a whole, but instead addresses only the general political concerns of the Proponent.

Given (i) the Company's *de minimis* business activity in Israel and the Israeli Settlements, (ii) the Staff's consistent position that the Israeli-Palestinian conflict is not otherwise significantly related to the business of a company with such *de minimis* operations, and (iii) the lack of any evidence in the Proposal that actions taken by Mohawk would have any effect on the Israeli-Palestinian conflict, we believe that the Proposal is clearly excludable from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(5) because if the Proposal is not excludable in light of the Company's current circumstances then significant uncertainties would exist as to whether the requirements of the rule can be satisfied.

2. The Proposal may be omitted from the 2016 Proxy Materials under Rule 14a-8(i)(7) because it deals with a matter relating to Mohawk's ordinary business operations.

The Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. Moreover, the substance of the Proposal does not concern an issue of sufficiently significant social policy related to the operations of the Company, the presence of which might otherwise result in the Proposal transcending the customary ordinary business exclusion.

A. The subject matter of the actions requested by the Proposal are fundamentally concerned with the ordinary business of the Company.

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." As stated in the SEC's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." In the 1998 Release, the SEC stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The SEC further explained that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight," with the examples of such tasks provided by the Staff including the "retention of suppliers."[7] As the retention of customers is the counterpart to the retention of suppliers, one can only assume that both sides of such a transaction are meant to be covered by the SEC's list of examples set forth in the 1998

[7] Exchange Act Release No. 40018 (May 21, 1998) (the "**1998 Release**").

Release. Further, the Staff has previously stated that "[p]roposals that concern general adherence to ethical business practices are generally excludable under rule 14a-8(i)(7)."[8]

While the Proposal is framed as a request to produce a report to shareholders on the risks to reputation, employees and shareholders arising from the Company's business in Israel and the Israeli Settlements rather than as a request to take specific actions, the SEC has stated previously that, when applying Rule 14a-8(i)(7), proposals requesting reports are evaluated by considering the underlying subject matter of the report or risk assessment requested by the proposal. If the substance of the report or risk assessment is within the ordinary business of the issuer, the proposal may be excludable.[9] As the Staff noted in Staff Legal Bulletin No. 14E (Oct. 27, 2009), in evaluating shareholder proposals that request a risk assessment:

> [R]ather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, we will instead focus on the subject matter to which the risk pertains or that gives rise to the risk. . . . [S]imilar to the way in which we analyze proposals asking for the preparation of a report, the formation of a committee or the inclusion of disclosure in a Commission-prescribed document—where we look to the underlying subject matter of the report, committee or disclosure to determine whether the proposal relates to ordinary business—we will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company.

Thus, the relevant test is whether the underlying subject matter concerns the conduct of the Company's ordinary business operations. The Proposal itself describes the substance of the risk assessment to be a determination of "whether and when the company will initiate, conduct or terminate business involvements with Israel's Settlements, including supply chain, sales and distribution, and other business relationships." This thorough description describes exactly the type of analysis the Company's management undertakes on a daily basis and provides an excellent example of the Company's ordinary business operations. The substance of the Proposal would entail extensive oversight into the day-to-day decision-making and management of the Company, implicating every aspect of the Company's business in Israel, from managing supply chain and choosing vendors and retailers to decisions concerning the Company's business relationships, both direct and indirect, and the products and services provided to the Company's business partners. Clearly, the substance of the Proposal relates to the ordinary business operations of the Company as it would implicate "tasks [...] so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

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[8] *International Business Machines Corporation*, SEC No-Action Letter (pub. avail. Jan. 7, 2010).

[9] Exchange Act Release No. 20091 (Aug. 16, 1983) (the "**1983 Release**").

The substance of the Proposal can also be characterized as concerning the general adherence to ethical business practices. The Proposal asserts that Mohawk's activity in Israel and the Israeli Settlements may be unethical or morally tainted and that Mohawk may be acting in violation of several of its own policies, including its Supplier Code of Conduct and its Standards of Conduct and Ethics. If Mohawk's business activity were, in the Proponent's view, morally sound and ethical, there would be no basis for the Proposal. As such, the Proposal is clearly requesting that Mohawk adhere to ethical business practices. This is analogous to the circumstances described in the no-action letter to International Business Machines Corporation dated January 7, 2010, in which the Staff concurred with IBM's view that a request that IBM "restate and enforce the traditional standards of ethical behavior" which characterized IBM's business was properly excludable under Rule 14a-8(i)(7). The Staff stated that "we note that the proposal directs the officers to restate and enforce certain standards of ethical behavior. Proposals that concern general adherence to ethical business practices are generally excludable under rule 14a-8(i)(7)."[10]

The Proposal, is the determination of whether, when and with whom the Company will do business, and which requests that the Company behave ethically in making such determinations, relates to the Company's ordinary business operations and is therefore properly excludable under Rule 14a-8(i)(7).

B. The subject matter of the actions requested by the Proposal do not raise an issue of significant social policy that transcends Mohawk's ordinary business operations.

Mohawk is aware that a proposal that would otherwise be excludable under Rule 14a-8(i)(7) as being related to the Company's ordinary business operations may not be excludable if the subject matter of such proposal raises an issue of significant social policy that "transcend[s]... day-to-day business matters and raise[s] policy issues so significant that [the proposal] would be appropriate for a shareholder vote."[11] The Staff has also recently noted in Staff Legal Bulletin No. 14H (CF), Shareholder Proposals (October 22, 2015) that "a proposal may transcend a company's ordinary business operations even if the significant policy issue relates to the 'nitty-gritty of its core business,'" and "[t]herefore, proposals that focus on a significant policy issue transcend a company's ordinary business operations and are not excludable under Rule 14a-8(i)(7)." We believe that the substance of the Proposal concerns the policy issue of the Israeli-Palestinian conflict. As the Staff has determined in other no-action letters, shareholder proposals pertaining to the Israeli-Palestinian conflict are excludable under Rule 14a-

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[10] *International Business Machines Corporation*, SEC No-Action Letter (pub. avail. Jan. 7, 2010).

[11] The 1998 Release. See also, Staff Legal Bulletin NO. 14H(CF), Shareholder Proposals (October 22, 2015); *Franklin Resources Inc.*, SEC No-Action Letter (pub. avail. Dec. 30, 2013) (proposal related to genocide or crimes against humanity not excludable); *The Gap, Inc.*, SEC No-Action Letter (pub. avail. Mar. 14, 2012) (proposal related to human rights violations in Sri Lanka not excludable).

8(i)(5) for not raising an issue of significant social policy.[12] As described in Part 1.B above, the Staff has stated in a number of no-action letters that the policy issue related to the Israeli-Palestinian conflict is not an issue of significant social policy. To our knowledge, the Staff has not taken any position subsequent to the no-action letter delivered to HP on January 7, 2003 that would evidence a change in the Staff's position on the Israeli-Palestinian conflict. We believe the Staff's position is sound and, for reasons similar to those in prior no-action letters, we believe it also applies to the Proposal. A different conclusion in this situation, particularly in light of Mohawk's *de minimis* activities in Israel and the Israeli Settlements, would effectively open the door to all manner of shareholder intrusion into the ordinary business operations of companies.

The policy issue the Proponent is concerned with is the Israeli-Palestinian conflict, and specifically the issue of the existence of the Israeli Settlements. The Proponent provides no support for the allegations stated in the Proposal and, more importantly, the connection between Mohawk's *de minimis* business operations and the policy issue of the Israeli-Palestinian conflict is tenuous enough when one examines Mohawk's *de minimis* sales in Israel and the Israeli Settlements, as discussed in Part 1.A above. The Proposal does not claim that actions taken by the Company would have any effect on the Israeli-Palestinian conflict or the issue of Israeli settlements specifically. Considering the Proposal's substance, Mohawk's limited involvement in the region, and the treatment accorded by the Staff to past similar no-action requests, we believe that the policy issue raised by the Proponent is not so significant that it transcends the Company's day-to-day business and that the Proposal may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(7).

3. **The Proposal may be omitted from the 2016 Proxy Materials under Rule 14a-8(i)(3) because the substance of the Proposal violates Rule 14a-9 which prohibits materially false or misleading statements in proxy soliciting materials.**

An issuer may omit a shareholder proposal or supporting statement from its proxy materials under Rule 14a-8(i)(3) when the proposal or supporting statement is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has also recognized that a proposal may be excluded under Rule 14a-8(i)(3) when it makes charges concerning improper, illegal, or immoral conduct or association without a factual basis.[13]

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[12] *Hewlett-Packard Co.* SEC No-Action Letter (pub. avail. Jan. 7, 2003), *Motorola, Inc.* SEC No-Action Letter (pub. avail. Feb. 21, 1995), *American Telephone & Telegraph Co.* SEC No-Action Letter (pub. avail. Jan. 30, 1992).

[13] *See* Staff Legal Bulletin 14B (Sept. 14, 2004).

The Proposal includes factual assertions that are subject to widely differing views as to their accuracy and implications. The Proposal makes these statements with respect to a complex geopolitical dispute. The Proponent is asking each shareholder to take a view on this complicated issue without any specific evidence or background that would allow the shareholders to reach an informed view. The supporting statement, where one might hope to find some additional information to validate the statements asserted, is instead a rehashing of the Proponent's underlying conclusion that the allegations it has presented are accurate. Mohawk would not be able to include the Proposal for a shareholder vote without providing a fair and balanced presentation of the facts and issues underlying the Israeli-Palestinian conflict, and the economics and politics of the Israeli Settlements. Such a presentation would be difficult under any circumstances, and for Mohawk, a company with very little business activity in Israel or the Israeli Settlements, and the Board, a group respected for business and financial leadership and experience but far from experts in the complicated geopolitics of the Israeli-Palestinian conflict, to attempt such a presentation would be almost impossible. Even if it were possible to provide such a balanced discussion, Mohawk does not think that the proxy rules were intended to place upon issuers the burden of attempting to make their proxy materials a full and fair forum for debate on the politics of the Middle East.

The Proposal states as fact that the services and goods supplied to Mohawk or profits derived by Mohawk from its operations in the Israeli Settlements are "morally tainted." Further, the Proposal quotes Mohawk's own Standards of Conduct and Ethics, which states that "Mohawk is committed to doing what is right and deterring wrongdoing," with the subtext that any business activity with individuals or entities in the Israeli Settlements must be a case of wrongdoing on the part of Mohawk and its management. The Proposal fails to set forth any detail explaining how Mohawk's *de minimis* business activity is in any way "morally tainted" or an example of wrongdoing. Thus, the Proposal is, on its face, if not materially false then at least misleading.

Because the Proposal, as drafted, is materially false or misleading within the meaning of Rule 14a-9, we believe that the Proposal may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(3).

4. **The Proposal may be omitted from the 2016 Proxy Materials under Rule 14a-8(i)(10) because the substance of the Proposal has already been substantially implemented by the Company.**

An issuer may omit a shareholder proposal or supporting statement from its proxy materials under Rule 14a-8(i)(10) if the subject matter of the proposal has already been substantially implemented by the issuer. The Staff has stated that "a determination that [a] [c]ompany has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal."[14] Significantly, when applying the substantial implementation standard, a proposal need not be "fully effected."[15] Rather, the Staff will grant no-action assurance when a company has implemented the *essential* objective of a proposal, even in cases where the company's actions do not fully comply with the specific dictates of the proposal.[16]

It is clear from the Proposal itself that Mohawk already has in place a number of policies that address the concerns that the Proponent raises, namely that Mohawk conduct its business in an ethical and lawful manner. The Proposal recites language from the Company's Supplier Code of Conduct as well as from the Company's Standards of Conduct and Ethics, illustrating that the Company already has policies in place to ensure that the Company is conducting its business in compliance with ethical standards.

Because the Company has policies in place to assist the Board and management in making decisions regarding the risks associated with ordinary business activity, we believe that the Proposal may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(10).

Conclusion

Based on the foregoing, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from the 2016 Proxy Materials pursuant to one or more of the following provisions: (i) Rule 14a-8(i)(5), because the Proposal relates to operations of the Company which account for less than five percent of the Company's total assets as of December 31, 2014, and less than five percent of the Company's net earnings and gross sales for the year ended December 31, 2014, the Proposal is not otherwise significantly related to the Company's business from an economic standpoint, and the Proposal does not raise a significant policy issue related to the Company's business; (ii) Rule 14a-8(i)(7), because the Proposal concerns a matter relating to the Company's ordinary business operations and does not raise an issue of significant social policy that transcends day-to-day business matters; (iii) Rule 14a-8(i)(3), because the Proposal contains statements that are materially false or misleading in violation of Rule 14a-9; or (iv) Rule 14a-8(i)(10), because the substance of the Proposal has already been substantially implemented by the Company.

* * * * *

[14] *Texaco, Inc.* SEC No-Action Letter (pub. avail. Mar. 28, 1991).

[15] SEC Release No 34-20091, 48 FR 35082 (Aug. 16, 1983).

[16] See, e.g. *Freeport-McMoran Copper & Gold, Inc.* SEC No-Action Letter (pub. avail. Mar. 5, 2003) (company already had implemented a human rights policy, even though the specific elements of the policy did not meet the shareholder proponent's objectives), *AMR Corp.* SEC No-Action Letter (pub. avail. Apr. 17, 2000).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this request. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (404) 881-7451, or R. David Patton, Mohawk's general counsel, at (706) 624-2660, if we may be of any further assistance in this matter.

Very truly yours,

ALSTON & BIRD LLP



Paul J. Nozick

Enclosures

cc: Heartland Initiative, Inc.
R. David Patton, Mohawk Industries, Inc.

EXHIBIT A

The Proposal


HEARTLAND
INITIATIVE

December 8, 2015

Mohawk Industries, Inc.
Attn: Secretary
P.O. Box 12069
160 South Industrial Boulevard
Calhoun, GA 30703
USA

P.O. Box 12069, 160 South Industrial Boulevard, Calhoun, Georgia 30703

To Whom It May Concern:

Heartland Initiative, Inc. ("Heartland") is the beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting. Furthermore, Heartland has held the securities continuously for at least one year, and Heartland intends to continue to own the requisite shares in the Company through the date of the 2016 annual meeting of shareholders.

We are notifying you in a timely manner that Heartland is presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

We are filing the enclosed requesting that the Mohawk Industries, Inc. Board form an ad hoc committee to reassess business policies and criteria, above and beyond legal compliance, for determining whether and when the company will initiate, conduct or terminate business involvements with Israel's Settlements, including supply chain, sales and distribution, and other business relationships (direct, partnerships, and licenses) and to monitor and report to shareholders on progress on meeting these policies at least annually, at reasonable expense and excluding proprietary information.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Samuel B. Jones
President and Co-founder
Heartland Initiative, Inc.



HEARTLAND INITIATIVE

WHEREAS, Mohawk Industries has established business operations in the State of Israel ("Israel");

WHEREAS, Israel has militarily occupied certain territories since 1967, and according to the United States Government and the international community, does not possess sovereign powers over such areas, and thus cannot establish national legal entities and operations in said occupied territories;

WHEREAS, by designating certain areas within the occupied territories as National Priority Zones for development and settlement (the 'Settlements'), and providing financial and tax incentives to individuals with access to residency therein, or businesses operating therefrom, Israel provides competitive advantages to Mohawk Industries' potential business partners or suppliers who operate from such Settlements;

WHEREAS, the United States Government has declared such Settlements to be "illegitimate";

WHEREAS, Israel's Arab minority citizens (20% of its population) may be denied equal access to these financial, tax, and employment opportunities due to limitation of residency privileges therein;

WHEREAS, due to the above, services and goods supplied to Mohawk Industries from, or profits derived by Mohawk Industries through potential operations in, such Settlement areas are morally tainted, and the mere suspicion of Mohawk Industries' connection to such Settlements places its reputation and its commitments to employees and shareholders at risk;

WHEREAS, Mohawk Industries has made various social responsibility commitments to its employees, customers, and shareholders, including to International Labor Organization standards, which affirm equal access to financial, tax, and employment opportunities; to the Supplier Code of Conduct, which prohibits suppliers from discriminating in hiring and employment practices, is extended to all suppliers, agents and other third parties with whom Mohawk does business and is "a condition for doing business with us"; and to the Standards of Conduct and Ethics, which state, "Mohawk is committed to doing what is right and deterring wrongdoing".

WHEREAS, Mohawk Industries' involvement in such Settlements, directly or indirectly, through its purchasing and supply chain, its sales and distribution, or its business, partnership and license relationships may be inadvertently enabling Settlement activities and growth, or profiting therefrom;

RESOLVED: Shareholders request that the Board form an ad hoc committee to reassess business policies and criteria, above and beyond legal compliance, for determining whether and when the company will initiate, conduct or terminate business involvements with Israel's Settlements, including supply chain, sales and distribution, and other business relationships (direct, partnerships, and licenses) and to monitor and report to shareholders on progress on meeting these policies at least annually, at reasonable expense and excluding proprietary information.

SUPPORTING STATEMENT

In assessing policies and criteria, Mohawk Industries should assess how business relations, via supply chain or other involvements with Israel's Settlements, places at risk its reputation and its commitments to employees, customers, and shareholders, and how those constituencies will benefit from Mohawk Industries' establishment of appropriate policies to identify and remedy such risks.

Please vote your proxy FOR this proposal.


charles
SCHWAB

Advisor Services
1958 Summit Park Dr
Orlando, FL 32810

December 3, 2015

Mohawk Industries Inc.
Attn: Secretary
P.O. Box 12069
160 South Industrial Boulevard
Calhoun, GA 30703

To Whom It May Concern,

Charles Schwab & Company, Inc. is custodian for Heartland Initiative, Inc. with Capital Investment Advisors as the Investment Advisor for this portfolio.

We are writing to verify that Heartland Initiative, Inc. owns **28** shares of Mohawk Industries Inc. (Security No./CUSIP: 608190-10-4). We confirm that as of 12/03/2015 Heartland Initiative, Inc. has beneficial ownership of at least $2,000 in market value of the voting securities of Mohawk Industries Inc. and that such beneficial ownership has existed for one or more years.

- Trade Date: 11/05/2014
- Settle Date: 11/10/2014

In addition, we confirm that we are a DTC participant.

Should you require further information, please contact me directly at 1-877-315-8300.

Sincerely,

Natalie Montijo
Relationship Specialist
Charles Schwab & Co., Inc.